Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299




Slide Show Presentation given by J. Wayne Leonard on September 13, 2000 for Merrill Lynch (Power & Gas Leaders Conference)



Slide 1

Logo of FPL Group                                      Logo of Entergy


                            FPL Group-Entergy:
                            Building Franchises

                             J. Wayne Leonard
                          Chief Executive Officer
                               Merrill Lynch
                      Power & Gas Leaders Conference
                            September 13, 2000



Slide 2

Safe Harbor Statement


Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:


This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.


Slide 3

                          A Powerful Combination


FPL Group                  Creating FRANCHISES through virtual integration



Entergy




"FRANCHISE"

     -  Unique sustainable business opportunity


     -  Products and brand preferred by customers


     -  Leadership position relative to competitors


     -  Superior opportunities for value creation




Slide 4



                     Franchises Built Around Partners


April 2000  -  Entergy, Koch Industries create top tier energy company

June 2000   -  Entergy, Shaw Group join forces

June 2000   -  Entergy and Framatome will team up

July 2000    - FPL Group, Entergy create nation's largest power company


Slide 5


                   Partners for Success: Koch Industries

                   Koch: The Best Kept Secret in Trading


     - Owner of 10,000 mile Gateway pipeline and biggest gas storage in the Gulf South

     - A top electricity and gas trader

     - Largest trader in U.S. in residual fuel oil

     - PhD laboratory for research and product development

     - An innovator with 50% of revenue from new products developed in the last five years

     o    The market leader in weather derivatives



Slide 6

                   Partners for Success: The Shaw Group

                 Shaw: The Intel of the Power Plant World


     o Supplier of 75% of integrated piping fabrication worldwide

     o Piping fabrication for over 120,000 MW in U.S.

     o Custodial contractor for all of ABB's North American power plant development

     o Supplier of 90% of piping for GE's gas turbines being produced from 1999-2004

     o Lead contractor on 1,100 MW Midloathian, the largest power project in North America

     o Extensive refining and petrochemical engineering and erection experience

     o Recent acquisition of Stone & Webster




Slide 7


            Partners for Success: Framatome Technologies Group

              Framatome: At the Core of the Nuclear Industry


     o Provides full range of nuclear services for inspection, maintenance, and improvement: #1 in Europe, #2 in U.S.

     o World leader in nuclear fuel

     o Designed, manufactured and installed 69 reactors worldwide - 72,000 MW capacity

     o Outage contractor for FPL

     o Nearly 10,000 nuclear specialists worldwide

     o Provider of parts or service to every single U.S. reactor

Slide 8

                      Partners for Success: FPL Group

                FPL: The Crown Jewel of Utility Franchises


 The merged company will be:

     o #1 in utility customers - 6.3 million

     o #1 power producer - 48,000 MW total capacity

     o #1 in clean generation - 44,000 MW gas, nuclear and renewables - 92% of total capacity

     o #2 nuclear generator - 10,000+ MW

     o #2 utility in market cap - $16+ billion*


* as of merger announcement, 7/28/00


Slide 9

                            Partners Fill Gaps
                       Without Acquisition Premiums

What's Needed for Success              FPL Group-ETR Strategy

Strong regional supply portfolios      Complementary existing portfolios
                                       Focused project development

Gas/electric trading skills and scale  ETR-Koch venture

Assets with optionality                Koch Gateway Pipeline
                                       Gas development projects

Low cost construction                  ETR-Shaw joint venture

Site & equipment options               Turbine options - multiple sites

Growth products                        Weather derivatives (Koch)
                                       Telecom - bandwidth trading

Talent and skills                      Hire or ally with the best



Slide 10

                   Building Franchises in Both Regulated
                         and Non-regulated Markets


Existing Franchises                     Emerging Franchises


Regional Vertically                     Regulated DISTCO
Integrated
Regulated Utilities                     TRANSCO


Competitive Wholesale Business          Power Development

                                        Generation Operator

                                        National Nuclear Company

                                        Telecom

                                        Pipeline

                                        Trading and Risk Management


Regulated Markets                       Deregulated Markets





Slide 11

Partners:
Entergy
FPL Group

                             Utility Franchise


Critical Success Factors                Cleanest Generation in the Industry
 o Customers
   - Scale                             Gas         59%
   - Mix                               Nuclear     20%
   - Growth                            Coal         8%
 o Clean capacity                      Oil/other   13%
 o Outstanding service

                                        1998 Capacity by Generation Type (%)




Solid and Growing Customer Base         Balanced Customer Base

                                        Residential 41%
Map of Entergy and FPL Service Areas    Commercial  31%
                                        Industrial  25%
                                        Other        3%

                                        1999 Retail MWh by Customer Class (%)

Slide 12


                       ETR Service Levels Improving
                          to Achieve FPL's Record


     o Call centers

       - from 71 seconds to 15 seconds
       - abandoned calls down 73%
       - busy signals 400,000 to 0
       - 95% favorable rating from callers
       - Calls down 4 million /year

     o Outage complaints decreased 67%
       - Frequency down 26%
       - Duration down 40%

     o Customer satisfaction up over 9%

     o Safety improved 41% in 1999 (lost-time incidents)



Slide 13

Partners:
Entergy
FPL Group
Others


                             Transco Franchise


                  [Various Newspaper Articles on TRANSCO]

Slide 14

                     "Independent" For Profit Transco


Conditions                    Solutions                Partners

Scale                         MR > MC                  ETR

Growth                        Pricing                  FPL

Sinks                         - Phase in               Others

Source                        - LMP

Congestion




Slide 15

                           Bringing Transmission
                       Supply and Demand in Balance



Public Policy                                   Impact on
Option                 Market Impact            TRANSCO


Increase             Restores balance by      Allow monopoly
Prices               reducing demand          rent$

                                              BEST ECONOMIC EFFICIENCY
Fix prices           Increases profits if:    Gives incentives for
                     Incr. Volume* price >    increasing volume
                     marginal cost of supply  and reducing costs


Reduce               Prices go down as        No incentives for
Prices               supply increases to      suppliers to
                     meet demand              innovate




Slide 16


                        Transmission Demand Growing

                        (Sources, Sinks, & Service)


[Map of transmission regions]

SPP

Generation located close to coal sources export energy to higher valued markets

Environmental costs for coal units make gas-supplied energy more attractive

New co-generation and combined cycle generation located near gas supplies export energy

SERC

Limited gas pipeline capacity creates potential for "gas by wire"

Environmental costs for coal units make gas-supplied energy more attractive

FRCC

Arbitrage opportunities in price and load diversity

Fast-growing demand combined with geographic constraint

ERCOT

Arbitrage between ERCOT and eastern US energy prices


Slide 17


Partners:
Entergy
FPL Group
Shaw

                       Power "Generation" Franchise


Scale                         48,000 - 70,000+ MW

Clean                         79% clean and growing

Operating Skills              Top quartile - top decile

Mix                           Primarily gas, nuclear

                       Proj.
     Fuel Mix          2004

     Nuclear           25 - 30%
     Gas               60 - 65%
     Renewables        3 - 5%
     Other             3 - 5%


Location                      SE, NE and West



Slide 18

Partners:
Entergy
FPL Group
Shaw

                       Power "Development" Franchise


Scale                    19,000 MW

Equipment                98 GE turbines

Location                 Multiple delivery points

Projects                 3 sites per turbine

Skills                   Proven capabilities
                         - 16 "A" teams
                         - 6-sigma processes
                         - Labor management
                         - BOP (piping, fabrication, DCS)
                         - Erection (scheduling, controls)
                         - Procurement & assembly

Project mgmt.            6-sigma, experience curve

Low cost                 15% less per plant


Slide 19


                          Shaw JV Enhances Value


                    Illustrative Savings for 100% Owned
                               1000 MW CCGT





Engineering/Design

Indirects/Overheads

Equipment Wrap

Procurement

Middleman Markup

Total                              $45 - 60 million

Slide 20


                             No Silver Bullet


              Increasing Returns with Increasing Skills/Scale

                                   % ROE


One-off Merchant Plant             10 - 12%

Scale                              3%

Financing Costs                    0.1%

Portfolio                          1.1 - 2.2%

Price Risk Mgmt. & Trade-around    0.7 - 1.1%




Reputation/Skills                  ????%

Environ. Advantage                 ????%


                                   20% [with an arrow pointing up]


Slide 21

Partners:
Entergy
FPL Group
Framatome


                             Nuclear Franchise


Scale                              10,000 - 19,000 MW

Skill                              Deep and broad
                                   - BWR
                                   - PWR
                                   - Turnarounds
                                   - Decommissioning
                                   - License renewals

Safety                             World Class

Cost                               Top quartile - top decile

Operations                         90+% availability

Relationships                      Framatome


Slide 22


               Nuclear Structure Emphasizes Risk Management

                        Typical Nuclear Risk/Reward

Low Probability Downside
  - Major event risk
  - Early unit shutdown
  - Higher decommissioning costs


Normal Uncertainties
  - Market Price risk
  - Unit operations risk


Low Probability Upside
  - Lower decommissioning costs
  - Environmental laws increase prices
  - Extended life
  - Site expansion


                             Loading the Dice
                   (The more you play the more you win)

PPA Protects Revenues (Put)

Fully Funded Decommissioning (option)

Third Party Decommissioning Contracts (put)

Special Purpose Financing (put)

Portfolio Effects

Embedded Options (calls/puts)

Slide 23


Partners:
Entergy
FPL Group
Koch
Others

                             Telecom Franchise



                  Entergy Fiber Network 2,150 route miles

                 [Map of Service Area with Fiber Network]



                      FPL FiberNet 1,600 route miles

                 [Map of Service Area with Fiber Network]



                         Critical Success Factors

                           - Physical positions
                           - Optimized design
                           - Value-added (reliability)
                           - Trading (bandwidth)
                           - Partners


Slide 24


Partners:
Entergy
FPL Group
Koch
Others

                            Pipeline Franchise



                [Map of Pipelines in the southeastern U.S.]



Slide 25


Partners:
Entergy
FPL Group
Koch


                             Trading Franchise


 [Map of Entergy and FPL Group plant locations and pipelines in the U.S.]


Slide 26


                     Our Challenge (Your Opportunity):

                        Gaining Market Recognition




                       2001 Price/Earnings Multiples


                    Enron                    51
                    Calpine                  50
                    AES                      33
                    Dynegy                   30
                    NRG                      25
                    Duke                     18
                    Reliant                  14
                    Southern                 14
                    FPL                      12
                    Entergy                  11




                                             Source: Bloomberg, 9/7/00
Slide 27

                                 Addendum


In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420,
Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.


Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.




This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.